UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 16, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY AT MOAB KHOTSONG MINE

Johannesburg, Thursday, 16 March 2021. It is with deep regret that Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) advises that an employee was fatally injured yesterday at its Moab Khotsong mine, in Orkney in the North West Province, following an engineering-related incident.

“Safety is a foundational value at Harmony and it is of utmost importance that we ensure a safe working environment at all our operations”, Peter Steenkamp, chief executive officer of Harmony said.

Harmony’s management team extends its condolences to the deceased’s family, friends and co-workers.

Ends.

For more details contact:

Sihle Maake
Group Communications Manager
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

16 March 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 16, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director